Name: Thanks for Your Interest in ADPI Capital™ [UPDATE]
Type: Email
Platform: Email
Date Posted/Sent: 26AUG2022

You are receiving this message as an update to our previous message with the same title sent on 07/29/2022. Changes to this message include content updates and an updated link to our latest registration documentation which you can find here.

Thanks for being a valued member of our community!

Hi,

I just wanted to reach out to personally thank you for your interest in ADPI Capital™ and Equity Fund 1™.

Your response to Equity Fund 1™ has been absolutely overwhelming since our initial launch in the Spring!

Right now, we are still in what's called the Test the Waters (TTW) phase of Equity Fund 1™.

But what does that actually mean?

Well, I wanted to write you a quick note explaining where we are in the process and provide you with the latest updates on the Fund.

Test the Waters (TTW)

On Friday, April 29th, 2022, the ADPI Capital™ team filed its preliminary offering circular for Equity Fund 1™ (aka the Fund) with the U.S. Securities and Exchange Commission (SEC).

You can view the latest version of this document in its entirety here.

Since our initial submission, the SEC has reviewed our offering and provided multiple rounds of comments or changes they would like to see us make to our offering circular before they will consider qualifying our offering. Please note, that in qualifying our offering, the SEC does not pass upon the merits of or give its approval to our offering nor pass on the accuracy or completeness of our offering documents nor make an independent determination that the securities offered are exempt from registration.

After each round is received, the Fund's leadership team works with our legal counsel to review and respond to all the comments in a timely fashion. However, due to the complexity of the Fund and our structure, each round could take several weeks to respond to.

Once we officially respond (aka file an amendment), the SEC will review and either respond with more comments or qualify our offering☝

While we await SEC qualification, we are able to solicit interest from prospective investors.

This phase is called Test the Waters and allows issuers (aka the ADPI Capital™ leadership team) the ability to gather interest about an upcoming offering awaiting qualification.

While we're unable to accept capital contributions from prospective investors until our offering is qualified by the SEC, we are able to gather interest in the Fund so that we can reach out to those prospective investors once the offering is qualified.

What's Next?

Currently, we're working hard to respond to the latest round of SEC comments.

From there, the SEC will review our amendment and either provide additional comments or qualify the Fund.

Once qualified, we'll provide notice to state regulators and begin accepting capital contributions to the Fund (Yay) 👍

Keep in mind that a few states enforce a waiting period prior to allowing issuers like us to raise capital for projects.

As soon as we have an updated timeline on when we can accept capital into the Fund, we will be sure to let you know.

In the meantime, we are working diligently to review real estate opportunities from our network of Military Multifamily Academy Heroes™.

What You Can Do While You Wait

We recommend that if you're interested in Equity Fund 1™ that you indicate your interest using our Investor Portal.

Simply tap the button below and create your profile to get on our waitlist today 🚀

Thanks again for your interest in ADPI Capital™ and Equity Fund 1™. I look forward to helping you achieve your passive investing goals.

If you have any questions, please don't hesitate to reach out.

Cheers,

Kevin Brenner
Director of Investor Relations, ADPI Capital™
Host, ADPI Podcast
invest@adpicapital.com